

April 25, 2006

Mr. Scott N. Greenberg, CFO
National Patent Development Corporation
777 Westchester Ave., 4th Floor
White Plains, NY 10604

Re: National Patent Development Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 0-50587

Dear Mr. Greenberg:

We have reviewed the financial statements and related disclosures in the above referenced filing. We have the following comments which should be addressed in your forthcoming Form 10-Q and in future filings with the Commission. We have no further comments at this time. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, p. 22

1.   We note that the changes in gross margin for both Five Star and for MXL are primarily attributed to shifts in "product mix". Given the material impact of these variances on the company's operating results, further elaboration is required. At a minimum, the disclosure should inform readers about the specific product categories that are primarily responsible for the change in gross margin. In addition, we note the disclosures on pages 21 and 22 identifying specific business factors and key performance measures that are relevant to the company's operating performance. Please disclose all changes in theses factors/measures that materially impacted operating results in the periods presented. See Section 501.12.b.4 of the Financial Reporting Codification.

Note 4, p. 48

2.   Regarding the 50% profit sharing agreement on the 404,004 shares, please expand the disclosure to identify the specific financial statement line items that will be impacted by the referenced fair value adjustments.

Note 9, p. 55

3.   We note that both Five Star and MXL were non-compliant with certain financial debt covenant requirements as of December 31, 2005. Please disclose, either here or in MD&A, the financial measures required under significant debt covenants and disclose the company's actual ratio or applicable financial measure as of the latest Balance Sheet date. Given the significance of these debt agreements to the company's liquidity, and given the potential adverse impact if the debt repayment was accelerated, this disclosure is necessary for an investor to assess the company's ability to remain compliant. See Item 303(a)(1) of Regulation S-K.

Note 10, p. 57

4.   We note the significant deferred tax asset valuation allowance. Please expand the critical accounting policy disclosure in MD&A to describe the positive and negative factors considered by management in establishing the allowance. Also, please expand the discussion of income tax variances to quantify the impact of any changes to the allowance on the period's income tax expense (benefit). See Section 501.14 of the Financial Reporting Codification.

        Please provide these disclosures in future filings or advise us within 10 business days if you disagree with any of our comments. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Nili N. Shah
                                         Branch Chief